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EIMO OYJ STOCK EXCHANGE RELEASE 19.3.2002 AT 08.30   1(1)

COMPOSITION OF THE BOARD OF EIMO

Evan C. Harter has resigned from the Board of Directors of Eimo Oyj citing the need to devote greater time to other commitments. He will not be available for re-election at the Annual General Meeting (AGM) on April 15, 2002. The Board thanks Mr. Harter for his service and his valuable contributions during a period of fast growth for Eimo.


Shareholders holding in excess of 32% of shares and votes at the AGM have announced their intention to nominate the current six members of the Eimo Oyj Board of Directors for another one year term. The current members of the Board are Jalo Paananen (Chairman), Daniel B. Canavan, Arto Kajanto, Elmar Paananen, Markku Puskala and Anssi Soila.

Eimo Oyj
Heikki Marttinen
President and CEO

Further information:

Elmar Paananen, Vice Chairman, IR           +358-500-503 865

DISTRIBUTION:
HEX Helsinki Exchange
Press

This press release may include statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on July 13, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request).